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NOV 23 2018
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YR SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 W 21ST ST SUITE 105
(No. and Street)

NORFOLK	VA	23517
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM ROACH OR JENNIFER MORELEN 757-961-0067 X 103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PB MARES LLC
(Name – *if individual, state last, first, middle name*)

150 BOUSCH ST STE 400	NORFOLK	VA	23510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

NOV 26 2018

RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, WILLIAM T ROACH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YR SECURITIES LLC, as of JUNE 30TH, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER LEE MORELEN NOTARY PUBLIC REG. #7248752 MY COMMISSION EXPIRES 7/31/21 COMMONWEALTH OF VIRGINIA

Signature

PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YR Securities, LLC
Table of Contents
June 30, 2018

PBMares℠

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' of
YR Securities, LLC
Norfolk, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of YR Securities, LLC (the Company) as of June 30, 2018, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I-II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of YR Securities, LLC's financial statements. The Supplemental Information is the responsibility of YR Securities, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

PBMares, LLP

Norfolk, Virginia
August 28, 2018

YR Securities, LLC
Statement of Financial Condition
June 30, 2018

ASSETS	
Cash	$ 48,254
Accounts receivable – related party	1,500
Commissions receivable	4,020
Prepaid assets	4,186
Total current assets	57,960
Intangible asset – customer listing	70,000
TOTAL ASSETS	$ 127,960

LIABILITIES & EQUITY	
Liabilities	
Accrued expenses	$ 11,796
Total current liabilities	11,796
Members' equity	116,164
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 127,960

See Notes to Financial Statements.

YR Securities, LLC
Statement of Income
Year Ended June 30, 2018

OPERATING INCOME	
Commission income	$ 20,801
Trail income	144,789
TOTAL OPERATING INCOME	165,590
OPERATING EXPENSES	
Payroll	30,958
Professional fees	14,462
Technology, data and communication	13,954
Insurance	9,402
Regulatory fees	4,324
Occupancy and equipment	4,190
Travel and entertainment	4,072
Other	9,111
TOTAL OPERATING EXPENSES	90,473
NET INCOME	$ 75,117

See Notes to Financial Statements.

YR Securities, LLC
Statement of Change in Members' Equity
Year Ended June 30, 2018

	Members' Equity
Balance at June 30, 2017	$ 41,047
Net Income	75,117
Balance at June 30, 2018	$ 116,164

See Notes to Financial Statements.

YR Securities, LLC
Statement of Cash Flows
Year Ended June 30, 2018

CASH FLOW FROM OPERATING ACTIVITIES

Net Income		$ 75,117
Adjustments to reconcile net income to net cash Provided by operating activities		
Amortization of customer list	$ 5,000	
Increase (decrease) in:		
Accounts receivable	(1,500)	
Commissions receivable	(2,378)	
Prepaid assets	(997)	
Accounts payable and accrued expenses	2,785	
Total adjustments		2,910
NET CASH PROVIDED BY OPERATING ACTIVITIES		78,027
Acquisition of customer lists	(75,000)	
NET CASH USED IN INVESTING ACTIVITIES		(75,000)
NET CASH INCREASE IN CASH		3,027
CASH AT JUNE 30, 2017		45,227
CASH AT JUNE 30, 2018		$ 48,254

See Notes to Financial Statements.

YR Securities, LLC
Statement of Change in Members' Equity
June 30, 2018

	Members' Equity
Balance at June 30, 2017	$ 41,047
Net Income	75,117
Balance at June 30, 2018	$ 116,164

See Notes to Financial Statements.

(1) ORGANIZATION

YR Securities, LLC ("Firm") is currently organized as an LLC Virginia partnership. As of September 23, 2015, the Firm became a registered broker/dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). YRS is a limited service financial firm headquartered in Norfolk, Virginia. The Firm engages in application way business with various Mutual Fund and Insurance companies. Revenue is earned through commission trails on transactions and fee trails based on a percentage of account values held with its customers. The majority of the Firm's customers are located in the Southeastern United States.

(2) ACCOUNTING AND REPORTING PRINCIPLES

The accounting and reporting policies of the Firm are in accordance with accounting principles generally accepted in the United States of America (US GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The following is a summary of the significant accounting policies followed by the Firm:

(a) REVENUE

The Firm generates revenue through mutual fund commission income and variable annuity life trails. The Firm primarily receives mutual fund commission income from four third parties: Franklin Templeton, VOYA, Mass Mutual and American Funds. When a transaction is completed, the third party completes the commission income for the Firm.

The Firm receives trailing variable annuity commission income earned off of a percentage of premium, or reoccurring trails on account value investments. The Firm receives the statement from each provider subsequent to the transactions. These are received either weekly or monthly. The Firm then records the commission income based on the information received from the third party. The Firm reports its commission income on a trade date basis.

(b) COMMISSION RECEIVABLE

The Firm follows the accrual method of accounting; for commissions earned but not yet received, during the period. The Firm reports these values as an asset on its statement of financial condition and as commission income on its income statement. The Firm utilizes the allowance method to recognize potential losses on commissions receivable. There were no accounts which management considered uncollectible at June 30, 2018, accordingly, no allowance was considered necessary.

(2) ACCOUNTING AND REPORTING PRINCIPLES (CONTINUED)

(c) INCOME TAXES

The Firm is organized as a LLC, treated as a partnership for tax purposes and is not subject to income taxes in any jurisdiction. Each partner is responsible for the tax liability, if any, related to its proportionate share of the Partnership's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Firm's management has evaluated the impact of this guidance to its financial statements. The Firm's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date the returns are filed. The Firm's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

(3) CONCENTRATIONS OF CREDIT RISK

The Firm is engaged in various trading and brokerage activities in which counter-parties primarily include broker/dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counter-party.

(4) LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Firm has no subordination agreements.

(5) SUBSEQUENT EVENTS

The Firm has evaluated subsequent events to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. No material items were noted.

YR Securities, LLC
Notes to Financial Statements
June 30, 2018

(6) TRANSACTIONS WITH RELATED THIRD PARTIES

The Firm pays rent expense to Dominion Capital Partners, an LLC holding the main rental agreement of the office building the Firm operates out of. The Firm has a sublease agreement in place with Dominion Capital that outlines the details of these transactions. Dominion Capital Partners, a related party through common ownership. The Firm's total rent expense paid under this lease for July 1, 2017 through June 30, 2018 was $3,840 ($320/month rent).

Schedule of future rent payments:

July 2018	$330/month	$3,960/year
July 2019	$340/month	$4,080/year
July 2020	$350/month	$4,200/year

The Firm also shares an expense with WWI LLC, its' affiliated Registered Investment Advisory Firm, for a Customer Relationship Manager (CRM) system through Advyzon. The Firm's total CRM expense for July 1, 2017 through June 30, 2018 was $1,500. Future quarterly payments are scheduled to be $1,875 per quarter, split evenly with WWI LLC, for a total Firm expense of $3,750 per year.

(7) INTANGIBLE ASSETS - CUSTOMER LIST

During the period the Firm purchased a customer listing including Assets Under Management. The customer list does not have specific contract terms. As of June 30, 2018, managements does not believe there are any current facts or circumstances indicating impairment of intangible assets. Based on industry experience management has estimated a 15 useful life for the listing. Total amortization expense of $5,000 was recorded as other expenses in the Firm's statement of income.

(8) NET CAPITAL REQUIREMENTS

The Firm is a registered broker/dealer in securities with FINRA. The Firm is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) ("the Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2018, the Firm had net capital, as defined, of $41,978, which was $36,978 in excess of its required net capital of $5,000. The Firm's aggregate indebtedness to net capital ratio was .28 to 1.00 at June 30, 2018.

SUPPLEMENTAL INFORMATION

YR Securities, LLC

Schedule I

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
June 30, 2018

NET CAPITAL COMPUTATION		
Total Assets	$	127,960
Total Liabilities		(11,796)
Net Capital		116,164
Less:		
Non-allowable Assets (prepaids and intangibles)		(74,186)
NET CAPITAL		41,978
Net Capital Requirement		5,000
Excess Net Capital	$	36,978

AGGREGATE INDEBITEDNESS		
Total liabilities		
Aggregate Indebtedness	$	11,796
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		28.1%

NOTE: The above computations does not differ materially from the Firm's computations, as shown on its (unaudited) FOCUS Report dated June 30, 2018.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER RULE 15C3-3 OF THE SEC:

YRS is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the Firm are promptly transmitted and are not held in the custody of the Firm.

All of the transactions of the Firm are in accordance with the provisions of exemption k(2)(i) under SEC Rule 15c3-3. The Firm was in compliance with this exemption.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SEC:

YRS is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted and are not held in the custody of the Firm.

All of the transactions of the Firm are in accordance with the provisions of exemption k(2)(i) under SEC Rule 15c3-3. The Firm was in compliance with this exemption.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS:

YRS is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted and are not held in the custody of the firm.

All of the transactions of the Firm are in accordance with the provisions of exemption k(2)(i) under SEC Rule 15c3-3. The Firm was in compliance with this exemption.

YR SECURITIES, LLC

EXEMPTION REPORT

JUNE 30, 2018

YR Securities, LLC
Table of Contents
June 30, 2018

MANAGEMENT'S EXEMPTION REPORT

YR Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2018, without exception.

YR Securities, LLC

I, William Roach, or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

William Roach, Principal

PBMares℠

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
YR Securities, LLC
Norfolk, Virginia

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which YR Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and YR Securities, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about YR Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PBMares, LLP

Norfolk, Virginia
August 28, 2018

PBMares

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members'
YR Securities, LLC
Norfolk, VA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by YR Securities, LLC (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended June 30, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and bank statements, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, quarterly FOCUS reports, reconciliation and SIPC-6 calculation, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, quarterly FOCUS reports, reconciliation and SIPC-6 calculation, supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion on compliance with the applicable instructions of the form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PBMares, LLP

Norfolk, Virginia
August 28, 2018

FINRA
Financial Industry Regulatory Authority

November 13, 2018

Via Certified Mail#: 9414 7266 9904 2074 0267 14

William Roach, CEO
YR Securities LLC
711 W. 21st Street, Suite 105
Norfolk, VA 23517

RE: YR Securities LLC 2018 Annual Audit Report

Dear Mr. Roach:

This letter is to inform you that your firm's June 2018 annual filing of audited financial statements ("filing") is deficient under Securities Exchange Act Rule 17a-5 because:

1. The Oath or Affirmation did not reflect the correct audit date of June 30, 2018
2. .The audit report did not consistently reflect the exemption to SEA RULE 15c3-3. Please see the below for a summary of exemption discrepancies:
   - Page 12 mentions (k)(1)
   - Auditors's report mentions (k)(2)(i)
   - Firms Exemption Report mentions (k)(1)

We urge you to review this letter with your independent accountant as soon as possible.

We request that you re-submit the entire audit, including all documents as required above, through the FINRA Firm Gateway interface found on the FINRA website. Additionally, one copy must be filed with the appropriate SEC Regional District Office and one copy with the SEC's Washington, DC Office. Your submissions must include a new completed Form X-17a-5 Part III Facing Page.

Your firm must respond by November 23, 2018. Questions may be addressed to the undersigned at 215-209-7076.

Sincerely,

Dennis O'Gara

Dennis O'Gara

Enclosure: Form X-17A-5 Part III Facing Page

cc: G.Jeffrey Boujoukos, Regional Director
Securities and Exchange Commission
One Penn Center
1617 JFK Blvd, Suite 520
Philadelphia, PA 19103

YR Securities LLC

William Roach
Jennifer Morelen
757-961-0067 x 103
711 W 21st Street, Suite 105
Norfolk, VA 23517

Security and Exchange Commission
Office of Filings and Information Services
100 F Street NE
Mail Stop 8031
Washington, DC 20549

YR Securities LLC 2018 Annual Audit Report
SEC File Number 8-69578

Date: 11/21/2018

To Whom It May Concern,

Attached please find:

(1) FINRA guidance dated 11/13/2018 on 2018 Annual Audit Report deficiencies
(2) Amended 2018 Annual Audit report, per FINRA guidance

We have re-filed these documents on FINRA Firm Gateway as well.

If anything additional is needed, please don't hesitate to reach out.

Thank you for your time and help with this matter.

Sincerely,

W-T-R

William Roach
YR Securities, Principal